
May 29, 2024

Martin Lehr
Chief Executive Officer
Context Therapeutics Inc.
2001 Market Street, Suite 3915, Unit #15
Philadelphia, PA 19103

      Re: Context Therapeutics Inc.
              Registration Statement on Form S-3
              Filed May 24, 2024
              File No. 333-279693

Dear Martin Lehr:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Griffin Foster, Esq.